               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       (Amendment No. 24)

                 PROVIDENT FINANCIAL GROUP, INC.
      -----------------------------------------------------
                        (Name of Issuer)

                   Common Stock, No Par Value
            ----------------------------------------
                 (Title of Class of Securities)

                           743866 10 5
                      ---------------------
                         (CUSIP Number)

                     James C. Kennedy, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2538
        -------------------------------------------------
          (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           See Item 5
       -------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].

                       Page 1 of 15 Pages

CUSIP NO. 743834-20-2          13D             Page 2 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          American Financial Group, Inc.               31-1544320
          American Financial Corporation               31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
           - - -

8      SHARED VOTING POWER
          5,440,674

9      SOLE DISPOSITIVE POWER
           - - -

10     SHARED DISPOSITIVE POWER
          6,428,874

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          6,428,874

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.7%

14    TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 743834-20-2          13D             Page 3 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
              870,499

8      SHARED VOTING POWER
              5,440,674

9      SOLE DISPOSITIVE POWER
              870,499

10     SHARED DISPOSITIVE POWER
              6,428,874

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
              7,299,373

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16.7%

14    TYPE OF REPORTING PERSON*
           IN

CUSIP NO. 743834-20-2          13D             Page 4 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
           2,289,086

8      SHARED VOTING POWER
           5,440,674

9      SOLE DISPOSITIVE POWER
           2,289,086

10     SHARED DISPOSITIVE POWER
           6,428,874

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           8,717,960

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.9%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 743834-20-2          13D             Page 5 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
          2,874,111

8      SHARED VOTING POWER
          5,440,674

9      SOLE DISPOSITIVE POWER
          2,874,111

10     SHARED DISPOSITIVE POWER
         6,428,874

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
         9,302,985

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.3%

14    TYPE OF REPORTING PERSON*
         IN

CUSIP NO. 743834-20-2          13D             Page 6 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
          3,258,701

8      SHARED VOTING POWER
          5,440,674

9      SOLE DISPOSITIVE POWER
          3,258,701

10     SHARED DISPOSITIVE POWER
          6,428,874

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
         9,687,575

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.1%

14    TYPE OF REPORTING PERSON*
          IN

Item 1.  Security and Issuer.

      This Amendment No. 24 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial" or "AFG"),
American Financial Corporation ("AFC"), and Carl H. Lindner ("CHL"), Carl H. Lindner III ("CHLIII"), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL") (collectively, the "Lindner Family") (AFG, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on October 16, 1998, relative to the no par value Common Stock ("Common Stock") issued by Provident Financial Group, Inc. (referred to herein as "Provident").

      The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

      As of December 31, 1998, the Lindner Family beneficially owned approximately 32.4% of the outstanding voting stock of AFG and AFG beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).

Item 4.  Purpose of the Transaction.

     The Reporting Persons consider their beneficial ownership of Provident equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Provident equity securities or dispose of some or all of the Provident equity securities which they beneficially own.

      Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     As of December 31, 1998, the Reporting Persons beneficially owned 15,721,271 shares (or approximately 35.9% of the outstanding shares) of Provident Common Stock as follows:

          Holder                        Number of Shares
          -------------                 ----------------

          GAI                            5,210,271
          GALIC (a)                        724,503
          LOYAL (b)                        494,100
          Carl H. Lindner (c)              870,499
          Carl H. Lindner III (d)        2,289,086
          S. Craig Lindner (e)           2,874,111
          Keith E. Lindner (f)           3,258,701
                                         ---------
          Total:                        15,721,271

GAI    = Great American Insurance Company, 100% owned by AFC
GALIC  = Great American Life Insurance Company, 82% owned by AFG
LOYAL  = Loyal American Life Insurance Company, 100%  owned  by
         GALIC

(a)  Includes   494,100  shares  issuable  upon   conversion   of
     Provident D Preferred.
(b)  Represents  shares issuable upon conversion of  Provident  D
     Preferred.
(c) Includes 714,492 shares held by his spouse and 151,007 shares held by a foundation over which he has voting and investment power. Does not include the shares held by subsidiaries of AFG, of which he is Chairman of the Board and Chief Executive Officer and with whom he shares voting and investment power and the 988,200 shares issuable to subsidiaries of AFG upon conversion of preferred stock.
(d) Includes 5,135 shares held by his spouse, individually and as trustee, and 2,229 shares held in a charitable foundation over which he has voting and investment power. Does not include shares beneficially owned by AFG. See Note (b).
(e) Includes 337,859 shares held by his spouse individually and as custodian for their minor children and 56,801 shares held by a charitable foundation over which he has voting and investment power. Does not include shares beneficially owned by AFG. See Note (b).
(f) Includes 169,311 shares held by his spouse and 7,118 shares held as custodian for his minor children. Also includes 358,504 shares which are held in trusts for the benefit of the minor children of Carl H. Lindner III and S. Craig Lindner, over which shares he has sole voting and investment power but no pecuniary interest. Does not include shares beneficially owned by AFG. See Note (b).

      Certain executive officers and directors of AFG and AFC beneficially own shares of Provident Common Stock as follows:

          Holder                   Number of Shares
          -------------------      ----------------
          James E. Evans               24,414
          Fred J. Runk                148,735
          Thomas E. Mischell       1,221,934(a)
          William R. Martin               707
          Thomas E. Emmerich            2,625
          Thomas M. Hunt                3,000

(a) Includes 1,181,250 shares in an irrevocable trust of which he is co-trustee; the trustees have the power to vote and dispose of the shares.

      As of December 31, 1998 and within the prior 60 day period, the Reporting Persons have entered into the following transactions involving Provident Financial Group, Inc. Common Stock. On November 23, 1998, various trusts for which independent third parties act as sole trustee with voting and dispositive power distributed 2,751,006 shares of Provident Financial Group, Inc. Common Stock as follows:

                    Edyth B. Lindner        72,386
                    Carl H. Lindner III    892,873
                    S. Craig Lindner       892,873
                    Keith E. Lindner       892,874

      On December 10, 1998, Carl H. Lindner made a gift of 976 shares of Provident Common Stock. On November 2, 1998 and November 11, 1998, Carl H. Lindner III made gifts of 27,329 and 25,510 shares of Provident Common Stock, respectively. On November 3, 1998, S. Craig Lindner made a gift of 220 shares of Provident Common Stock. On November 17, 1998, and December 11, 1998, Keith E. Lindner made gifts of 5,500 and 65 shares of Provident Common Stock, respectively. To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of AFG or AFC.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

      AFG has agreed with the Board of Governors of the Federal Reserve System that any shares of Provident Common Stock received upon conversion of Provident D Preferred (taken with all other Provident voting shares beneficially owned by AFG), which represent more than 4.9% of Provident's outstanding voting shares, will be voted in strict proportion with all other (non-AFG held) outstanding Provident voting shares.

Item 7.  Material to be filed as Exhibits.

          (1)   Agreement required pursuant to Regulation Section
          240.13d-1(f)(1)   promulgated  under   the   Securities
          Exchange Act of 1934, as amended.

          (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

           After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 1999

                              AMERICAN FINANCIAL GROUP, INC.

                              By: Karl J. Grafe
                              ----------------------------------
                              Asst. General Counsel &
                                Asst. Secretary

                              AMERICAN FINANCIAL CORPORATION

                              By: Karl J. Grafe
                              -----------------------------------
                                Asst.  General Counsel
                                  &  Asst. Secretary


                              Karl J. Grafe
                              -----------------------------------
                              Karl J. Grafe,
                                   As Attorney-in-Fact for:
                                   Carl H. Lindner
                                   Carl H. Lindner III
                                   S. Craig Lindner
                                   Keith E. Lindner

Exhibit 1

                            AGREEMENT

      This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

      WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

      WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

      WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

     NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                         AMERICAN PREMIER GROUP, INC.
                         AMERICAN FINANCIAL CORPORATION

                         By:/s/  James E. Evans
                                 Vice President & General Counsel

                         /s/ Carl H. Lindner
                         /s/ Carl H. Lindner III
                         /s/ S. Craig Lindner
                         /s/ Keith E. Lindner

Exhibit 2

                        POWER OF ATTORNEY
                        -----------------




      I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner
                    -----------------------------------
                         Carl H. Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner III
                    -----------------------------------------
                         Carl H. Lindner III

                        POWER OF ATTORNEY
                        -----------------




      I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  S. Craig Lindner
                    -----------------------------------------
                         S. Craig Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Keith E. Lindner
                    -----------------------------------------
                         Keith E. Lindner